Barry Pershkow Partner	1717 Rhode Island Avenue NW Washington, DC 20036-3026 T 202.478.6492 pershkow@chapman.com

December 22, 2021

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	VS Trust Pre-Effective Amendment No. 2 to Registration Statement on Form S-1; Submitted December 16, 2021; File No. 333-248430 (the “Registration Statement”)

Dear Staff of the Division of Corporation Finance:

We are writing in response to your comment provided by telephone with regard to the above-referenced Registration Statement. Our response to your comment is set forth herein and will be filed as correspondence using EDGAR form type CORRESP. Unless otherwise defined herein, terms used in this response letter shall have the same meanings ascribed to them in the Registration Statement.

Supplemental Comment 1: Please explain why the Registrant’s financial statements have been omitted from the Registration Statement.

Supplemental Response 1: Pursuant to Section 1160.1 of the Financial Reporting Manual (available here: https://www.sec.gov/corpfin/cf-manual/topic-1), in a filing with an effective date before the registrant is capitalized on other than a nominal basis, a registrant’s financial statements may be omitted unless the registrant will acquire or otherwise succeed to a business for which the financial statements are required to be included. If omitted, the prospectus should include a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities. Accordingly, the Registrant will include the following statement in the next amendment to the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations: “As of the effective date of the Funds’ initial registration statement, the Funds have not yet commenced operations and have no (or nominal) assets or liabilities.”

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If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow

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